13010618

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 1 - 2013
Washington DC 400

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50580

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wolf Financial Management, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1901 South Meyers Road, Suite 500
(No. and Street)

Oakbrook Terrace (City) Illinois (State) 60181 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven F. Lutz (630) 545-4550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Heinold-Banwart, Ltd
(Name – *if individual, state last, first, middle name*)

2400 N. Main Street (Address) East Peoria (City) Illinois (State) 61611 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

WOLF FINANCIAL MANAGEMENT, LLC

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2012 and 2011

HEINOLD-BANWART, LTD.
Certified Public Accountants

WOLF FINANCIAL MANAGEMENT, LLC

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2012 and 2011

OATH OR AFFIRMATION

I, Steven F. Lutz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wolf Financial Management, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

(none)

OFFICIAL SEAL
MIGDALIA RAMOS
Notary Public - State of Illinois
My Commission Expires Mar 8, 2016

Signature

Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

HEINOLD-BANWART, LTD.
Certified Public Accountants

Riverfront Office Center 2400 N. Main Street East Peoria, IL 61611-1795 Tel 309.694.4251 Fax 309.694.4202

INDEPENDENT AUDITORS' REPORT

To the Member
Wolf Financial Management, LLC
Oakbrook Terrace, Illinois

Report on the Financial Statements

We have audited the accompanying financial statements of **Wolf Financial Management, LLC** (the Company), which comprise the statements of financial condition as of December 31, 2012 and 2011, and the related statements of operations and member's equity and cash flows for the years then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wolf Financial Management, LLC as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Heinold-Banwart, Ltd.

February 19, 2013

WOLF FINANCIAL MANAGEMENT, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS		
Cash and cash equivalents	$ 532,043	$ 482,586
Deposit with clearing organization	34,440	34,436
Receivables from clearing organizations	44,472	45,789
Customer receivables	86,320	64,278
Related party receivables	57,272	41,000
Prepaid expenses	24,590	24,861
Property and equipment	250	1,090
Intangibles	225,685	-
	$ 1,005,072	$ 694,040
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable		
Commissions	$ 2,165	$ 12,161
Related party	-	136,675
Other	5,065	2,349
Accrued liabilities	20,292	38,042
	27,522	189,227
Member's equity	977,550	504,813
	$ 1,005,072	$ 694,040

See accompanying notes.

WOLF FINANCIAL MANAGEMENT, LLC
STATEMENTS OF OPERATIONS AND MEMBER'S EQUITY
YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
REVENUES		
Commission and fee income	$ 2,117,242	$ 1,991,661
Other income	395	856
	2,117,637	1,992,517
EXPENSES		
Wages	819,207	827,628
Benefits and payroll taxes	211,999	222,937
Commissions	210,841	374,503
Clearing charges	6,245	14,466
Rent	166,095	159,740
Amortization	112,843	-
Other expenses	220,935	207,239
	1,748,165	1,806,513
NET INCOME	369,472	186,004
BEGINNING MEMBER'S EQUITY	504,813	518,809
CONTRIBUTIONS	353,265	-
DISTRIBUTIONS	(250,000)	(200,000)
ENDING MEMBER'S EQUITY	$ 977,550	$ 504,813

See accompanying notes.

WOLF FINANCIAL MANAGEMENT, LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 369,472	$ 186,004
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	113,683	843
Interest income added to clearing deposit	(4)	(4)
(Increase) decrease in operating assets		
Receivables	(20,725)	26,564
Prepaid expenses	271	(1,514)
Increase (decrease) in operating liabilities		
Accounts payable	(7,280)	5,533
Accrued liabilities	(17,750)	(7,924)
Net cash provided by operating activities	437,667	209,502
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayments to related parties	(152,947)	(15,166)
Payments on non-compete liability	(35,263)	-
Member contributions	50,000	-
Member distributions	(250,000)	(200,000)
Net cash used in financing activities	(388,210)	(215,166)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	49,457	(5,664)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	482,586	488,250
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 532,043	$ 482,586
SUPPLEMENTAL DATA		
Non-cash financing activities		
Member contribution to assume non-compete liability	$ 303,265	$ -

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a referring broker-dealer in securities registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. As a referring broker-dealer, the Company executes securities transactions but does not carry securities accounts for customers or perform custodial functions related to customer accounts. The Company therefore claims an exemption from SEC Rule 15c3-3 under Section (k)(2)(i). The Company also provides pension administration and consulting services on a fee for service basis.

Principles of Reporting

These financial statements do not include activity of the Company's sole member, Wolf Financial Group Holdings, LLC.

Revenue Recognition

Commission revenues and expenses and related clearing charges are recorded on a trade-date basis. Pension administration and consulting income is recognized at the time the services are rendered.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers money market funds to be cash equivalents.

Accounts Receivable

Accounts receivable is stated net of an allowance for doubtful accounts of $32,900 and $24,000 at December 31, 2012 and 2011, respectively. Included in accounts receivable are unbilled services and expenses to be billed of $40,253 and $30,543 as of December 31, 2012 and 2011, respectively. The allowance for doubtful accounts is established as losses are estimated to have occurred through a provision for bad debts charged to earnings. Losses are charged against the allowance when management believes the uncollectibility of a receivable is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance for doubtful accounts is evaluated on a regular basis by management and is based on historical experience and specifically identified questionable receivables. The evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

Property and Equipment

Property and equipment, consisting of furniture and computer software, are carried at cost, less accumulated depreciation of $8,186 and $7,346 at December 31, 2012 and 2011, respectively. Depreciation is computed by the straight-line and accelerated methods over useful lives of three to seven years. Depreciation expense was $840 and $843 for the years ended December 31, 2012 and 2011, respectively.

Income Taxes

The Company is not a taxpaying entity for federal income tax purposes, and thus no income tax expense has been recorded in the financial statements.

Accounting for Uncertain Tax Positions

The Company is included with the parent company income tax returns that files in the U.S. federal and State of Illinois jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local tax examination by tax authorities for years before 2009.

Subsequent Events

The Company has evaluated subsequent events through February 19, 2013, the date the financial statements were available to be issued.

Reclassification of Financial Statement Presentation

Certain accounts in the prior period financial statements have been reclassified for comparative purposes to conform to the presentation in the current period financial statements. In particular, employee advances were reclassified from customer receivables to related party receivables, and their related cash flows were adjusted accordingly.

NOTE 2. DEPOSITS WITH CLEARING ORGANIZATION

The Company had a deposit in a money market account with a clearing organization in the amount of $34,440 and $34,436 at December 31, 2012 and 2011, respectively, which is not insured by the FDIC.

NOTE 3. INTANGIBLES

On January 1, 2012, the Company entered into an "asset purchase" non-compete agreement intended to transition and retain customer relationships / assets under management from a departing employee. The initial amount recorded of $338,528 reflects future monthly payments required under the agreement over four years. Pursuant to the agreement, payments may be reduced if related assets under management fall below a set level resulting from customers leaving or withdrawing funds (as measured two years following the commencement of the agreement). The intangible asset is being amortized on a straight line basis over three years (one year employee agreement term plus two year non-compete period following the employee's departure). Payments on the offsetting non-compete liability during 2012 amounted to $35,263 through May 31, 2012, at which time Wolf & Company, LLP (a related party, see note 5) assumed the remaining liability of $303,265 through a deemed capital contribution. Amortization expense amounted to $112,843 for the year ended December 31,

2012. Intangible assets are reviewed annually for impairment or when events or circumstances indicate their carrying amount may not be recoverable.

NOTE 4. 401(k) PLAN

The Company has a 401(k) plan covering all employees who have completed three months of service and have attained age 21. The Company has a discretionary matching contribution which is fully vested when deposited. The Company expensed contributions of $13,080 and $15,190 to the plan for the years ended December 31, 2012 and 2011, respectively.

NOTE 5. RELATED PARTY TRANSACTIONS

The Company is wholly owned by Wolf Financial Group Holdings, LLC, which is wholly owned by Wolf & Company, LLP (Wolf). Wolf advances the Company funds, pays certain expenses on behalf of the Company, and charges the Company rent on a month to month basis for the use of office space and equipment and the performance of administrative functions. The Company also advances funds to Wolf. Pursuant to the expense-sharing agreement, rent was paid at $13,532 per month in 2012 and $13,100 per month in 2011. Related party rent expense totaled $162,378 and $157,200 for the years ended December 31, 2012 and 2011, respectively.

The Company had amounts receivable from Wolf in the amount of $18,272 as of December 31, 2012 and amounts payable to Wolf in the amount of $136,675 as of December 31, 2011.

Advances to an employee are noninterest bearing and amount to $39,000 and $41,000 at December 31, 2012 and 2011, respectively. The advances are due in semi-monthly installments of $500.

The Company is related to Wolf Capital, LLC (Capital) by common ownership. On January 25, 2012, the Financial Industry Regulatory Authority (FINRA) granted the continuing membership application of the Company, whereby Capital was authorized to merge its broker-dealer operations into the Company with the Company being the surviving broker-dealer. Capital subsequently filed a Form BDW, thereby terminating its broker-dealer registration, and its broker-dealer operations became a branch office of the Company.

NOTE 6. CASH CONCENTRATION

Substantially all of the Company's cash is deposited at one financial institution.

NOTE 7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had adjusted net capital of $572,166, which was $522,166 in excess of its required net capital of $50,000. The adjusted net capital of $572,166 is equal to the net capital the Company reported in its Focus Report.

SUPPLEMENTARY INFORMATION

WOLF FINANCIAL MANAGEMENT, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2012

NET CAPITAL	$ 977,550
NON-ALLOWABLE ASSETS	
Non-allowable receivables	154,170
Prepaid expenses	24,590
Property and equipment	250
Intangibles	225,685
	404,695
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS	572,855
HAIRCUTS ON SECURITY POSITIONS	
Money market accounts	689
ADJUSTED NET CAPITAL	$ 572,166
MINIMUM NET CAPITAL REQUIRED	$ 50,000
EXCESS NET CAPITAL	$ 522,166

HEINOLD-BANWART, LTD.
Certified Public Accountants

Riverfront Office Center 2400 N. Main Street East Peoria, IL 61611-1795 Tel 309.694.4251 Fax 309.694.4202

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Member
Wolf Financial Management, LLC
Oakbrook Terrace, Illinois

In planning and performing our audit of the financial statements of Wolf Financial Management, LLC (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses or significant deficiencies, and, therefore, material weaknesses or significant deficiencies may exist that were not identified. In addition, because of inherent limitations in internal control, including the possibility of management override of controls, misstatements due to error or fraud may occur and not be detected by such controls.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis. We did not identify any deficiencies in internal control that we consider to be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Heinold-Banwart, Ltd.

February 19, 2013